                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                               SMALLWORLDWIDE PLC
                                (Name of Issuer)

                      ORDINARY SHARES, OF (POUND)0.01 EACH,
      AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
                         (Title of Class of Securities)

                     83168P108 (AMERICAN DEPOSITARY SHARES)
                                 (CUSIP Number)

                               JAMES M. WATERBURY
                            GENERAL ELECTRIC COMPANY
                              4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                            TELEPHONE: (770) 859-6378
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 MARY A. BERNARD
                                 KING & SPALDING
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 556-2100

                                NOVEMBER 1, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)
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                                                               Page 2 of 6 Pages


CUSIP NO. 83168P108 (American Depositary Shares)

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GENERAL ELECTRIC COMPANY - 14-0689340

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK

          NUMBER OF            7.       SOLE VOTING POWER              NONE
           SHARES
        BENEFICIALLY           8.       SHARED VOTING POWER            9,707,518
          OWNED BY
            EACH               9.       SOLE DISPOSITIVE POWER         NONE
          REPORTING
           PERSON              10.      SHARED DISPOSITIVE POWER       9,707,518
            WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,707,518 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  98.14% (BASED ON 9,891,074 ORDINARY SHARES AND ADSs OUTSTANDING ON OCTOBER 31, 2000)

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 Pages


CUSIP NO. 83168P108 (American Depositary Shares)

1.       NAMES OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GE POWER SYSTEMS EQUITIES, INC. - 06-1580995

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

          NUMBER OF            7.       SOLE VOTING POWER              NONE
           SHARES
        BENEFICIALLY           8.       SHARED VOTING POWER            9,707,518
          OWNED BY
            EACH               9.       SOLE DISPOSITIVE POWER         NONE
          REPORTING
           PERSON              10.      SHARED DISPOSITIVE POWER       9,707,518
            WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,707,518 SHARES

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  98.14% (BASED ON 9,891,074 ORDINARY SHARES AND ADSs OUTSTANDING ON OCTOBER 31, 2000)

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 4 of 6 Pages


         This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on August 24, 2000, as amended by Amendment No. 1 filed on October 6, 2000 (as amended, the "Schedule 13D"), by General Electric Company, a New York corporation ("GE"), and GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of GE (GE and the Offeror together, the "Reporting Persons"), and relates to the tender offer by the Offeror to purchase all of the outstanding (1) ordinary shares, nominal value of (pound)0.01 each ("Ordinary Shares"), and (2) American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts, of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), which was filed as Exhibit 7 to the Schedule 13D. The Offer to Purchase, together with the related Letter of Transmittal and the Form of Acceptance, as amended from time to time, together constitute the "Offer".

         Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

         The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

         Item 4 is amended and supplemented by adding the following paragraphs immediately after the final paragraph thereof:

                  The subsequent offer period of the Offer expired at 9:30 a.m., New York City time and 2:30 p.m., London time, on October 31, 2000.

                  As of 9:30 a.m., New York City time and 2:30 p.m., London time, on October 31, 2000, approximately 9,707,518 Shares had been tendered pursuant to the Offer and not withdrawn, which constituted approximately 98% of the total number of Smallworld's then-outstanding Shares. On November 1, 2000, the Offeror accepted for payment all such tendered Shares. Payment for accepted Shares has been or will be made promptly, as applicable.

Item 5. Interest in Securities of the Issuer.

         Item 5 is amended by amending and restating subsections (a) (i), (a)
(ii), (b) (i) and (b) (ii) in their entirety as follows:

                  (a) (i) GE has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 9,707,518 Shares, representing approximately 98% of the outstanding Shares of Smallworld.

                  (a) (ii) The Offeror has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 9,707,518 Shares, representing approximately 98% of the outstanding Shares of Smallworld.

                  Except as set forth in this Item 5(a), neither of the
         Reporting Persons, nor any other person controlling any Reporting
         Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule I of the Offer to Purchase which was filed as Exhibit 7 to the Schedule 13D beneficially owns any Shares.
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                                                               Page 5 of 6 Pages


                  (b) (i) GE has shared power to vote and dispose of 9,707,518 Shares.

                  (b) (ii) The Offeror has shared power to vote and dispose of
                           9,707,518 Shares.


              [The remainder of the page intentionally left blank.]
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                                                               Page 6 of 6 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2000

                                           GENERAL ELECTRIC COMPANY


                                           By: /s/ JAMES M. WATERBURY
                                               ---------------------------
                                               Name:  James M. Waterbury
                                               Title: Attorney-in-Fact

                                           GE POWER SYSTEMS EQUITIES, INC.


                                           By: /s/ JAMES M. WATERBURY
                                               ---------------------------
                                               Name:  James M. Waterbury
                                               Title: Attorney-in-Fact